Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

September 22, 2004	direct dial 404 815 6444 direct fax 404 541 3402 DStockton@KilpatrickStockton.com

VIA EDGAR AND UPS OVERNIGHT

H. Roger Schwall
Associate Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:	James River Coal Company
Form S-1 filed August 13, 2004
File No. 333-118190

Dear Mr. Schwall:

          At the request and on behalf of our client, James River Coal Company (the “Company”), we hereby file on its behalf, via EDGAR, Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 1”).  Amendment No. 1 includes revisions made in response to the comment letter dated September 10, 2004 from the Staff.

          We provide below additional responses to the Staff’s comments, which have been prepared by the Company with the assistance of its legal counsel, independent auditors and engineering consultants.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response.  A copy of this letter, along with three marked-to-show-changes courtesy copies of the Amendment, are being sent to the Staff by courier delivery.

          Unless the context requires otherwise, references to we, our, us, James River or the Company in this letter refer to James River Coal Company.

H. Roger Schwall
September 22, 2004

General Comments

1.

Many of our comments apply to disclosure or to an issue that appears in more than one place.  To eliminate the need for us to issue repetitive comments, please make corresponding revisions to all similar disclosure wherever it appears throughout the document.

Response:

Your comment is duly noted. We have made corresponding revisions to similar disclosure as appropriate throughout the document.

2.

Advise us what steps you have taken to have your stock traded on the OTC Bulletin Board and the NASDAQ National Market.  Eliminate the references to the NMS throughout the filing unless you expect it to quote the stock shortly after effectiveness of the registration statement.  Also, because there does not appear to be a market for your stock, disclose on the prospectus cover page the price at which the shares will be offered to the public until such time as the shares become listed or quoted.

Response:

A Form 211 has been filed by a market maker seeking to allow that market maker to quote our common stock on the OTC Bulletin Board, and we anticipate that the Form 211 will be approved at or shortly after the date on which the Form S-1 is declared effective.  We have not yet applied to have our common stock traded on the NASDAQ National Market.  We have therefore deleted all references to the NASDAQ National Market, as requested.

We have also provided the requested disclosure on the cover page of the prospectus concerning the price at which the shares will be offered on the OTC Bulletin Board.

3.	Provide the disclosure Item 502(b) of Regulation S-K requires.

Response:

We have provided the required disclosure as requested in a newly added back cover page of the Prospectus.

H. Roger Schwall
September 22, 2004

Application for Confidential Treatment

4.

We will issue under separate cover any comments relating to your application for confidential treatment related to omitted portions of exhibits 10.7 and 10.8.  We will not be in a position to consider a request for accelerated effectiveness of your registration statement until all outstanding issues, including any related to the application, have been resolved.

Response:

Your comment is duly noted.

Prospectus Cover Page

5.

Make clear that all shares being offered were issued to the selling shareholders pursuant to the plan of reorganization.  Substantially shorten the third paragraph by replacing the first two sentences with a statement that you have applied to have your stock traded on the OTCBB, or advise us why that is inaccurate.

Response:

We have revised the prospectus cover page in accordance with this comment.

Risk Factors, page 3

6.

Eliminate from this section disclosure that mitigates the risk you present.  Examples include a number of clauses that begin “although,” references to your insurance coverage and the following: “In an attempt to minimize our exposure to short-term market swings, maintain flexibility in our production portfolio and preserve our ability to react to opportunities in the market…”

Response:

We have eliminated the referenced type of disclosure wherever it appeared.

H. Roger Schwall
September 22, 2004

7.

Eliminate suggestions that you “cannot accurately predict,” “cannot be assured,” “cannot be certain” and “cannot assure” particular outcomes.  Also, eliminate extraneous detail like, for example, much of the historical background you provide from pages 5 through 8.  Instead, state each risk directly and succinctly.

Response:

We have eliminated the referenced type of disclosure wherever it appeared.

8.

Ensure that you identify all known, material risks in this section, and eliminate disclosure elsewhere that suggests otherwise.  For example, the first paragraph in the MD&A section refers to “the risks discussed in [the Risk Factors section] and elsewhere.”

Response:

We believe we have identified all known, material risks in the “Risk Factors” section of the Form S-1.  We have revised the first paragraph in the “Management’s Discussion and Analysis” section, on page 24 of Amendment No. 1, to reference only the risks discussed in the “Risk Factors” section.

We may be unable to comply with restrictions, page 15

9.	Consider quantifying for each bullet point the covenant limitation. In the MD&A disclosure, provide detailed quantification and a textual explanation regarding the requirements for each listed item.

Response:

We have included the specific level of each financial covenant in the “Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis” section, on page 35 of Amendment No. 1.  We believe that including this detailed information in only one place in the Prospectus is sufficient, and therefore have elected not to quantify the covenants in the Risk Factor describing those covenants.

H. Roger Schwall
September 22, 2004

An active trading market may not develop, page 16

10.

Substantially shorten and focus your disclosure in this risk factor to emphasize the potential harm to new investors.  Move the discussion of the “assumed reorganization value” to the “Chapter 11 Reorganization” section, where you also need to explain it in greater detail.

Response:

We have condensed the disclosure in this risk factor, on page 13 of Amendment No. 1, as requested.  We also have deleted the discussion of the “assumed reorganization value” in this risk factor.  We believe the existing disclosure in the “Chapter 11 Reorganization” section explains in sufficient detail the process by which that value was determined.

We will incur increased costs, page 16

11.

It would seem that all companies conducting an initial offering of their stock would face this risk.  Please revise to indicate how this risk makes an investment in your particular company speculative or risky.  In the alternative, delete this risk factor.

Response:

We have deleted this risk factor.

Our dividend policies and other restrictions, page 17

12.

Revise your captions to identify the risk succinctly.  For example, this caption could indicate that dividends are unlikely and potentially prohibited.  The last caption on page 13 also requires revision.

Response:

We have revised those and other captions in the “Risk Factors” section, beginning on page 3 of Amendment No. 1, to more succinctly identify the risk.

H. Roger Schwall
September 22, 2004

Forward Looking Statements, page 18

13.

Please delete any reference to Section 27A of the Securities Act and Section 21E of the Exchange Act.  These provisions do not apply to initial public offerings.  Also, it appears inappropriate to suggest that “will” identifies forward-looking statements.

Response:

We have revised the disclosure, on page 15 of Amendment No. 1, as requested.

Chapter 11 Reorganization, page 20

14.

Provide a complete discussion of the provisions of the Plan that would be material to a potential investment in the offered securities, rather than suggesting your discussion merely summarizes “certain” provisions and “does not purport to be complete.”  Make parallel revisions elsewhere as necessary, including with regard to the description of your common stock that appears at page 81 pursuant to Item 202 of Regulation S-K.

Response:

We have revised the referenced sections, including in the “Chapter 11 Reorganization” section on page 17 of Amendment No. 1, as requested.

Management’s Discussion and Analysis

Results of Operations, page 31

15.

Provide both a short- and long-term analysis of your business.  Provide prospective analysis for each material aspect of your results of operations, beyond the basic presentation at page 23.  Identify in necessary detail all know trends, including any relating to disruptions in rail service in 2004.  For example, if material customers have or might be expected to decrease purchases from time to time as a result of having more aggressively managed their stockpiles, disclose this.  If management is unable to identify any material trends, please so state.  Refer to Release No. 33-8350.

Response:

We have expanded the introductory Overview section of the “Management’s Discussion and Analysis” section, on page 24 of Amendment No. 1, in response to your comment to reflect both short and long-term analysis of each material aspect of our results of operations.  We believe that the expanded disclosure now reflects all trends reasonably known to management.  We elected to discuss these trends in the introductory section because they relate to all of the individual period-to-period comparisons that follow.

H. Roger Schwall
September 22, 2004

16.

When more than one factor is cited for discussing the reasons for changes in your financial condition or results of operations, discuss and quantify the relative contribution of each factor.  For example, you state that the increase in operating costs was due to higher sales related costs, higher labor and benefit costs, higher costs for steel and other raw materials and a fresh start adjustment to inventory.  Please quantify each factor.

Response:

We have revised the disclosure in the “Management’s Discussion and Analysis” section, beginning on page 24 of Amendment No. 1, as requested.

Business, page 48

Customers and Coal Contracts, page 54

17.

We note that Georgia Power accounted for 43% of your 2003 revenues, pursuant to a long-term contract.  Explain how you will be able to ensure that it will account for 35% or less of your annual revenues going forward in order to comply with your Senior Secured Credit Facility’s limitation.

Response:

We have expanded the referenced disclosure, on page 51 of Amendment No. 1, to clarify that the lower percentage results from our entering into a new contract with Georgia Power in March 2004 for a reduced volume of shipments.

Management, page 63

18.

Many of your biographical sketches fail to provide an unambiguous description of the individual’s business experience for the past five years, without material gaps in time.  Others fail to specify the “various positions” held during the period or the nature of the employer’s business.  Please revise the sketches for Messrs. Socha, Hopkins, Douthat, Evans, Wilson (both James and Jeffrey), Crown and Vining accordingly.  Refer to Item 401(e) of Regulations S-K.

H. Roger Schwall
September 22, 2004

Response:

We have revised the disclosure, beginning on page 60 of Amendment No. 1, as requested.

Securities Law Consideration, page 79

19.

Reconcile the statement in this section, that all shares issued pursuant to the reorganization met Section 1145 requirements and were therefore exempt, with the statement on the cover page and page 16 that “most” such shares were exempt.  Explain in necessary detail the reason for any uncertainty in that regard.  Also explain the statement at page 80: “Without limiting the effect of Section 1145…” We may have additional comments.

Response:

We believe that, as revised pursuant to comment 5, the referenced statements on the cover page and page 16 of Amendment No. 1 are now consistent with the statements in the “Securities Law Considerations” section, on page 74 of Amendment No. 1.

We believe that the share issuance pursuant to the Plan of Reorganization met the requirements of Section 1145(a), and, therefore, the issuance was exempt from registration under the Securities Act and state securities laws.  Resales and subsequent transactions in our common stock issued pursuant to our Plan of Reorganization are also exempt from registration under federal and state securities laws, unless the holder is an “underwriter” with respect to such securities, as such term is defined in Section 1145(b).  Accordingly, subsequent transfers of most, but not all, of the shares issued pursuant to our Plan of Reorganization will be exempt.

We have deleted the referenced introductory language regarding the Registration Rights Agreement on page 77 of Amendment No. 1.

Description of Capital Stock, page 81

Common Stock, page 81

20.

It is unclear why you present this information in the future tense.  The reference to your Risk Factors section for a “more complete” discussion of the dividend policy also appears inappropriate.  Please revise accordingly.

H. Roger Schwall
September 22, 2004

Response:

We have revised the disclosure, on page 78 of Amendment No. 1, to present the information in the present tense, and have deleted the reference to the “Risk Factors” section.

Legal Matters, page 88

21.	Because you have filed Exhibit 5, please revise to indicate that Kilpatrick Stockton LLP has passed upon the validity of the shares being offered.

Response:

We have revised the disclosure, on page 85 of Amendment No. 1, as requested.

Financial Statements and Related Disclosure

General

22.

We note your disclosure on page 20 and F-2 that you emerged from bankruptcy on May 6, 2004.  It appears that you need to restate your financial statements and financial data to report fresh start accounting as of this date.  Refer to paragraph 35 of SOP 90-7.

Response:

We believe that the use of April 30, 2004 to apply fresh start accounting is consistent with the provision of SOP 90-7. Paragraph 35 states:

“Entities whose plans have been confirmed by the court and have thereby emerged from Chapter 11 should apply the reporting principles in the following paragraphs as of the confirmation date or as of a later date when all material conditions precedent to the plan’s becoming binding are resolved.”

Our plan was confirmed by the bankruptcy court on April 21, 2004, and we emerged from bankruptcy on May 6, 2004.  During the period from April 21, 2004 until we emerged from bankruptcy, we negotiated with our banks to finalize our credit facilities, which we finalized shortly before May 6, 2004.  We chose to apply fresh start accounting on April 30, 2004 because it was the last day of our April monthly accounting period, and all material conditions to the bankruptcy plan becoming final had been resolved.  The confirmation order had been signed, our loan documentation was substantially complete, and we were in the process of finalizing some title work from a number of local jurisdictions throughout eastern Kentucky.

H. Roger Schwall
September 22, 2004

In addition, we note that the use of a convenience date is consistent with the provisions of paragraph 48 of SFAS No 141, and with common practice.  We note a number of recent examples of registrants who have used the end of a recent accounting period as the effective date for convenience (such as MCI, Inc., XO Communications, Inc., AMF Bowling, Inc., and National Vision, Inc.).

23.	Continue to monitor the requirement to update your financial statements, as indicated in Rule 3-12 of Regulation S-X.

Response:

Your comment is duly noted.

24.	Provide a currently dated consent from the independent accountants in your amendment.

Response:

An updated consent has been included as part of this filing.

Risk factors, page 3

25.

We note on page 7, your disclosure regarding the EPA’s proposed emissions standards for electric utility steam generating units.  Please update your filing for any updates that may have occurred since the end of the comment period as of June 29, 2004.

Response:

The disclosure in the “Risk Factors” section has been deleted pursuant to comment 7.  The similar disclosure in the “Government Regulation” section, on page 58 of Amendment No. 1, has not been amended, as no update has occurred.  As of the date of this letter, the comment period has expired, but no further action has been taken.

H. Roger Schwall
September 22, 2004

Chapter 11 Reorganization, page 21

26.

Revise your disclosure that your consolidated financial statements after emergence from bankruptcy are not “entirely comparable” to clarify that they are not comparable because they are financial statements of a new entity.  Refer to paragraph 40 of SOP 90-7.  This comment applies to your like disclosure on page 29 and elsewhere in your filing.

Response:

The disclosure, including on pages 18 and 26 of Amendment No. 1, has been revised as requested.

27.

We note that you have disclosed the unaudited balance sheets of the predecessor and successor companies.  Please remove this disclosure and instead provide a cross reference to the related information disclosed on pages F-45 to F-49 to avoid investor confusion.

Response:

We have revised the disclosure in the “Chapter 11 Reorganization” section, beginning on page 17 of Amendment No. 1, as requested.

Future results of operations, page 23

28.

We note that you have identified certain “items, among others” that you expect will cause in your results of operations prior to the bankruptcy to differ from your results of operations after your emergence from bankruptcy on May 6, 2004 to avoid investor confusion.  It appears that you need to expand this discussion to provide a more comprehensive analysis and clarify whether or not you are providing a financial forecast.  You may also want to consider the need to provide pro forma financial information.  We may have further comment.  Refer to Rules 11-01(8) and 11-03 of Regulation S-X as well as Item 10(b) of Regulation S-K.

Response:

We have deleted the referenced section, and moved a discussion of our net operating losses to the “Chapter 11 Reorganization” section, beginning on page 17 of Amendment No. 1.  With that addition, we believe the “Chapter 11 Reorganization” section explains in sufficient detail the impact of our emergence from bankruptcy protection and that the other matters discussed in this section are adequately addressed elsewhere in the Prospectus.  We do not believe we have a reasonable basis to project our financial performance, and as a result we do not believe it appropriate to provide any form of financial forecast or projection.  We do not believe that pro forma financial information is required by Regulation S-X to be included in the Prospectus or that it would provide any meaningful information that is not already included in the Prospectus.

H. Roger Schwall
September 22, 2004

Selected financial data, page 24

29.	Expand the introductory paragraph to:

(a) Identify the periods that you were in bankruptcy.
(b) Disclose the date you emerged from bankruptcy, which you disclose was on May 6, 2004.
(c)

Disclose that you implemented “fresh start” accounting in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position No. 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”), upon emergence from bankruptcy.

(d) Explain the requirements of fresh start accounting and how it impacted your historical results of operations, cash flows and financial position, such as your 2004 gain on debt extinguishment.
(e) Cross reference to your related footnote disclosure.
(f) Explain that as a result the predecessor financial statements are not comparable to the successor financial statements.

Refer to Instruction 2 to Item 301 of Regulation S-K.

Response:

We have expanded the introductory section, on page 19 of Amendment No. 1, as requested.

30.

Revise your selected financial data tables to segregate the predecessor financial data so that it is separate and apart from the successor information.  This can be achieved by reporting a vertical black line between the predecessor and successor information.  We note that you have used this presentation on page F-34.

Response:

The tables, on pages 20-23 of Amendment No. 1, have been revised as requested.

31.	Revise to refer to all periods as either predecessor or successor. We note that the annual periods are not referred to as predecessor financial data.

Response:

The tables, on pages 20-23 of Amendment No. 1, have been revised as requested.

H. Roger Schwall
September 22, 2004

32.	Revise your captions on page 27 to refer to the date of the balance sheet data rather than referring to a number of periods preceding it.

Response:

We have revised the captions, on page 22 of Amendment No. 1, as requested.

33.	We note that you have provided interim information for the 3 months ended June 30, 2003. Note that this information is not required. Refer to Rule 3-12(a) of Regulation S-X.

Response:

We have deleted the referenced information.

Management’s discussion and analysis of financial condition and results of operations

Overview

34.

Expand your Management’s Discussion and Analysis to identify your key performance indicators.  Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72), and revise your disclosure accordingly.

Response:

We have expanded the introductory portion of the “Management’s Discussion and Analysis” section, beginning on page 24 of Amendment No. 1, to address our key performance indicators.

Results of operations

35.

We note that you have combined the predecessor and successor financial results your discussion of results for the three and six-month periods ended June 30, 2004.  Revise your results of operations discussion to clarify and reiterate that the information is not comparable and only discuss revenues and direct operating expenses.  Additionally, remove all indications that this discussion of information prior to the most recent year-end and interim period represent or were prepared on a pro forma basis.

H. Roger Schwall
September 22, 2004

Response:

We have revised the disclosure, beginning on page 28 of Amendment No. 1, as requested.  We do not believe we have included any references that indicate that the disclosure represents or was prepared on a pro forma basis.

Six Months Ended June 30, 2004 Compared with the Six Months Ended June 30, 2003, page 34

36.

We note in your discussion of operating costs on page 35 that the cost of coal has decreased in 2004.  Your disclosure appears to discuss reasons for increases in the cost of coal, rather than explain the decrease.  Please modify your document to discuss the reasons for the decrease in the cost of coal in 2004 compared to 2003.  We note your related discussion of the decrease in coal shipments in 2004 as compared to 2003 on page 34.

Response:

We have revised the disclosure, on pages 28 and 29 of Amendment No. 1, to clarify that although our cost of coal sold decreased, our cost on a per ton basis actually increased, for the reasons specified in the disclosure.

Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002, page 37

37.

We note your discussion that indicates revenues decreased in 2003 compared to 2002 due to fewer tons being available for sale.  Please expand your disclosure to provide more insight into the reasons fewer tons were available for sale and indicate whether or not additional reductions are expected in future periods.  We note a like reduction in the comparison of the six-month periods ended June 30, 2003 and 2004.  Additionally, expand your liquidity discussion to explain the expected impact of additional production declines and how you plan to recover these shortfalls.

Response:

We have revised the disclosure, on pages 28 and 30 of Amendment No. 1, as requested.  Because we do not anticipate additional production declines, we do not believe further expansion of our liquidity section is necessary.

H. Roger Schwall
September 22, 2004

Liquidity and Capital Resources, page 41

38.

We note that your cash from operations has changed significantly in the periods you discuss, and that you identify several significant uncertainties in other areas of the document that may impact the indicative value of your reported financial information.  However, there appears to be no discussions of the primary drivers underlying your operating cash flows (e.g. cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture, or goods for resale), or how the uncertainties may effect future periods.  Please refer to Section IV.B of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72), and revise your disclosure accordingly.

Response:

We have added additional disclosure, beginning on page 35 of Amendment No. 1, as requested.

39.

Your tabular disclosure of contractual obligations does not appear to include disclosure of purchase obligations.  Please modify your disclosure to include quantitative disclosure of these obligations as is required to be disclosed by Item 303(a)(5)(i) of Regulation S-K.

Response:

We have revised the table, on page 38 of Amendment No. 1, to include purchase obligations.

40.

We note from your disclosures that your obligations relative to black lung are unfunded.  Please modify your liquidity discussion to address your sources of liquidity that are or that you anticipate will be available to provide funding for this and other related continuing obligations.  Be sure to include a discussion of your timing of such funding to provide investors with indicative value of your liquidity, if that timing is different from that which you disclose in your table of contractual obligations.  It may also be appropriate to discuss any regulatory requirements relative to such funding.

H. Roger Schwall
September 22, 2004

Response:

We have expanded the liquidity discussion, on page 35 of Amendment No. 1, in response to this comment.  There are no regulatory requirements related to funding of black lung obligations other than posting surety bonds or letters of credit to guarantee payment.

Critical Accounting Estimates, page 45

41.

You indicate in your defined benefit pension discussion that a decrease in the assumed discount rate increases pension expense.  Expand your discussion to include a sensitivity of your estimates similar to those you provided relative to certain other employee related obligations.

Response:

We have expanded the disclosure, on page 41 of Amendment No. 1, to include the requested sensitivity analysis.

42.

Given that estimates associated with your reclamation and mine closure matters are described as critical, it appears you should also include information about the historical effects of accounting for these items and describe the sensitivity of your estimates to the specific assumptions involved to sufficiently address the quality and potential variability of your earnings and cash flows.

Response:

We have revised the disclosure, on page 41 of Amendment No. 1, to include the requested information.

43.

We note that you have identified income taxes as a critical accounting estimate and that it appears you have a full valuation allowance for your tax assets.  Expand your disclosure to quantify the allowance, disclose the historical effects of revising your valuation allowance, and to describe the critical elements of your tax planning strategies that will be necessary to fully utilize your deferred tax assets if you believe they have the potential for being realized.  Additionally, address the impact of your expectation that you will not be able to realize NOL’s as a result of the reorganization, as discussed on page 23.

Response:

We have revised the disclosure, on page 42 of Amendment No. 1, as requested.

H. Roger Schwall
September 22, 2004

Market Risk, page 47

44.	Revise your filing to disclose the quantitative and qualitative information about trading and non-trading market risks are required by Item 305 of Regulation S-K.

Response:

We have expanded the disclosure, on page 43 of Amendment No. 1, to reflect the fact that we have no trading market risk.

Business

Reserves, page 48

45.

We note your disclosure indicating a significant decrease in your proven and probable reserves.  Your disclosure indicates that this event has caused an increase in your expense for depreciation, depletion and amortization in 2003.  Please expand your Management’s Discussion and Analysis disclosure to quantify and discuss the impact of this change in estimate.  In addition, we note within your Notes to financial statements that SFAS 144 did not have an impact to your results of operations.  Explain to us why the reduction in reserve quantities did not result in an asset impairment and whether the change in reserves caused a write-down of any assets.

Response:

We have revised the disclosure, on page 31 of Amendment No. 1, as requested.  As of December 31, 2003, we performed an impairment test based on SFAS 144.  The reduction in reserve quantities did not result in an impairment because the undiscounted cash flows provided from the long-lived asset group, based upon the reduced reserve levels, were higher than the recorded book value.

H. Roger Schwall
September 22, 2004

Legal Proceedings, page 56

46.

Tell us why you believe the outcome of your workers’ compensation claims will not have a material adverse effect on your consolidated financial position, cash flows or results of operations.  It appears from your balance sheet that these amounts are in excess of $50 million.

Response:

We believe our workers’ compensation proceedings will not have a material adverse effect on our consolidated financial position, cash flows or results of operations because (a) we accrued as of December 31, 2003 an amount that we believe is sufficient to cover our aggregate liability, based on actuarial analysis; (b) although any claims will be paid from our cash flow generated from operations, those payments will come due over a period of time, based on the length of the lives of our employees; and (c) we accrue the amount of expense we believe will be incurred for each applicable period.

Financial Statements

Consolidated Statement of Cash Flows, page F-7

47.

The line item presented that reads, “Reclassification to interest expense from other accumulated comprehensive income” is unclear.  Please modify your description to indicate the nature of this charge as being a realized loss on your swap agreement.

Response:

We have modified the referenced description to read “Realized loss on termination of interest rate swap agreement.”

48.

It appears that you have not segregated all cash flows from reorganization items.  We believe you should include disclosure of reorganization items that affected cash in addition to those items that were non cash.  Please refer to paragraph 54 of SOP 90-7.

Response:

We believe that we have disclosed the reorganization items that affected cash in addition to those items that were non-cash.  Please refer to note 15, “Reorganization Items, Net,” on page F-36.  Cash paid for reorganization items totaled $9,882,306.

H. Roger Schwall
September 22, 2004

Note-1(b) Restatement, page F-9

49.

We note your disclosure of your restatement and certain adjustments appear to be unclear.  For instance it is not clear to us why the cost of coal in 2002 was reduced by $15,770,258.  Please revise your disclosure to explain the reasons for the specific adjustments.  A tabular presentation of the adjustments to present clearly the gross financial statement adjustments rather than just the netted effects, would be helpful.

Response:

We have revised the disclosure, beginning on page F-9 of Amendment No. 1, to explain the reasons for specific adjustments, and included the per share effect for each restatement adjustment in tabular format.

We intend to remove all references to the restatement in future filings with the SEC. This is due to the fact that we issued our restated financial statements in the Form S-1 filed August 13, 2004.

50.	Disclose the per share effect of each restatement item as required by paragraph 37 of APBO No. 20.

Response:

We have revised the disclosure to disclose the per share effect of each restatement item.

Note-1(f) Inventories, page F-12

51.

Expand your disclosure to indicate the nature of the items included in your cost of inventory.  Also identify the point in your production cycle that the cost of coal extracted, including mine development and equipment depreciation, is classified as inventory.

Response:

We have expanded the disclosure, on page F-15 of Amendment No. 1, as requested in the notes to both our audited and unaudited financial statements.

H. Roger Schwall
September 22, 2004

Note-1(g) Property, Plant and Equipment, page F-12

52.	Please modify your disclosure to better describe the nature of cost you describe as “renewals”.

Response:

We have modified the disclosure, on page F-15 of Amendment No. 1, as requested.

53.

We note that you have two surface mines within your operations.  Tell us whether any amounts related to deferred stripping or overburden removal are included in the amounted reported on your balance sheet.

Response:

No cost related to deferred stripping or overburden removal are recorded on the balance sheet relating to these mines.

Note-1(h) Impairment of Long-Lived Assets, page F-12

54.

We note from your disclosure that you did not recognize any impairment charges for the years ended December 31, 2003, 2002 and 2001.  Please tell us how you characterize the write-offs you describe on page 40 related to idled mining assets in 2002.

Response:

The adjustment to fixed assets of $9.1 million relates to the abandonment of fixed assets, primarily a preparation plant and rail loadout facility in an area that we determined we would not mine in the future due to unfavorable geologic conditions.  The term “adjustments to write-off mining fixed assets” has been changed to “adjustment for loss on abandoned mining fixed assets” on page 31 and 34.

55.

It appears from your 2004 financial statements included in your filing, that as a result of your adoption of SOP 90-7, you recorded substantial write-downs to long-lived assts to reflect their fair value.  Tell us why you believe these assets were not impaired prior to implementing fresh start accounting.

H. Roger Schwall
September 22, 2004

Response:

As of December 31, 2003, we performed an impairment test based on SFAS No. 144.  The undiscounted cash flows expected to result from the use of the long-lived asset group were higher than the recorded book value; therefore, no impairment was recorded.  There were no triggering events or significant changes in circumstances from December 31, 2003 through April 30, 2004 that would have required another impairment test to be performed.

Note-1(m) Revenue Recognition, page F-13

56.	Please expand your revenue recognition policy to address all the criteria in SAB Topic 13:A.1.

Response:

We have expanded the disclosure concerning our revenue recognition policy, on page F-16 of Amendment No. 1, as requested.

Note-1(u) Adoption of New Accounting Pronouncements, page F-15

57.

We note your adoption of SFAS 143 pertaining to asset retirement obligations.  Tell us whether you have included amounts posted as surety bonds in your determination of your obligations.  Also, it appears that you have not provided the disclosures required by paragraph 22 of SFAS 143.  If you believe this information is not material, please submit your response on a supplemental basis.

Response:

When we adopted SFAS 143, we did not include any amounts posted as surety bonds in determining our obligation.  It was calculated based on information obtained from our engineers and outside third parties.

We believe that we have addressed the disclosure requirements of paragraph 22 of SFAS 143 by providing a general description of the asset retirement obligations and associated long-lived assets in note 1(u) on pages F-19 and F-20.  There are no assets that are legally restricted for purposes of settling asset retirement obligation.  The reconciliation that is required by paragraph 22 has been moved from note 16, “Cumulative Effect of Accounting Change for Reclamation Liabilities” on page F-36 to note 1(u) on pages F-19 and F-20.

H. Roger Schwall
September 22, 2004

Note-1 Segments

58.

Support your conclusion that you operate in one segment.  We note your disclosure that you manage their operations based on five operating companies.  Specifically address paragraph 17 of SFAS 131 in your response.

Response:

Our operating companies historically have demonstrated similar long-term performance, and have similar economic characteristics.  In particular, our operating companies are similar in the following areas:

• the nature of the coal products and the coal production processes;

• the type and class of customer; and

• the method used to ship the coal products.

In addition, all of our utility contracts permit us to supply coal under the contract from any of our rail loadout facilities.  Accordingly, we believe it is appropriate for our operations to be aggregated into a single operating segment.

59.	[This number skipped in comment letter]

Note-2 Other Current Assets, page F-17

60.

We note from your disclosure that no amounts of longwall panel costs appear to be a component of Other Current Assets in 2003.  Please tell us whether any such costs remain at December 31, 2003 and if so, where they are classified.

Response:

There were no long wall panel costs as of December 31, 2003, as they had all been fully amortized during 2003.

H. Roger Schwall
September 22, 2004

Note-15 Reorganization Items, Net, page F-32

61.

Please expand your disclosure to clarify the settlement agreement related to your sale of “future royalty payments”.  It is unclear if you intend to mean a sale of a revenue stream or some other arrangement.

Response:

We have revised the disclosure, on page F-36 of Amendment No. 1, as requested.

Condensed Consolidated Balance Sheets, page F-34

62.

The exact nature of your asset classified as “Coal properties” is unclear to us.  If this amount represents mineral rights on leased property, we believe your asset description should clearly indicate that this is the case.  We refer you to paragraph 9 of EITF 04-2 that is effective for periods after April 30, 2004.  Otherwise, tell us the nature of this asset.

Response:

We have changed the term “coal properties” to “mineral rights” in order to clarify the nature of the asset.

Note-1(k) Equity based compensation, page F-43

63.	Explain how you determined the fair value of the equity-based compensation.

Response:

The fair market value of the equity-based compensation was based on the enterprise value used to derive the reorganization value used by the Bankruptcy Court in our Chapter 11 proceeding.  The enterprise value was based on the financial analysis of the Company’s and the Creditors Committees’ independent financial advisors, and was submitted to the Bankruptcy Court and to our creditors for objection as part of our disclosure statement accompanying the Plan of Reorganization.  The price per share was determined by dividing the value of the common equity derived from the enterprise value by the number of shares issued in connection with the reorganization.

H. Roger Schwall
September 22, 2004

64.	Revise to include all disclosures required by paragraphs 45 to 48 of SFAS 123 and SFAS 148.

Response:

We have revised the disclosure, on page F-49 of Amendment No. 1, as required by paragraphs 45 to 48 of SFAS 123.

Selected quarterly financial data

65.	We did not note within your disclosure, the quarterly financial data required by Item 302, paragraph (a)(1) of Regulation S-K. Please provide the disclosure in your amendment.

Response:

The Company does not intend to register any class of its securities under the Exchange Act of 1934 until its common stock is listed on a national securities exchange that requires such registration, which is not expected to occur until an indeterminate amount of time after effectiveness of the Form S-1.  Thus, we do not believe that the disclosure requirements of Item 302, paragraph (a)(1) of Regulation S-K are currently applicable to us, pursuant to paragraph (a)(5) of that Item.

Schedule II – Valuation and qualifying accounts

66.

Disclose a schedule of valuation and qualifying accounts.  Refer to Rule 5-04(c) and 12-09 of Regulation S-X.  Include, without limitation, accounts receivable valuation allowances, estimates of product returns, and inventory reserves and any other reserves not included in specific schedules.

Response:

We do not have any valuation or qualifying accounts.  We also do not have accounts receivable valuation allowances, estimates of product returns or any other reserves.  Accordingly, no schedule of valuations is required.

H. Roger Schwall
September 22, 2004

Engineering Comments

Business, page 48

67.

Proven and probable reserves are disclosed in your Form S-1 for the Bledsoe and Blue Diamond “mining complexes.”  With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC’s Industry Guide 7.

Response:

We have addressed each of the items above by category below:

• Acreage breakdown by owned, leased or other.

See Page 52 of the S-1 in the section entitled “Properties.”

• Maps showing property and mine permit boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

We have supplementally delivered to the Staff under separate cover the four-volume report of Marshall Miller & Associates (“MMA”) entitled “Evaluation of James River Coal Company Reserves as of March 31, 2004” (the “MMA Report”).  We have also supplementally delivered to the Staff Mining and Reclamation Plan maps (MRP Maps) for each of our mines.

• Drill-hole maps showing drill intercepts.

Refer the MMA Report, Volumes II, III, & IV.

• Justifications for the drill hole spacings used at various classification levels.

Refer to the MMA Report, Volume I, pages 4-6.

• General cross-sections that indicate the relationship between coal seams, geology and topography.

Refer to the MMA Report, Volumes II, III, & IV and Exhibits.

H. Roger Schwall
September 22, 2004

• A detailed description of your procedures for estimating “reserves”.

Refer to the MMA Report, Volume I, pg. 6., “Methodology for Conducting the Reserve Evaluation.”

• An indication of how many years are left in your longest-term mining plan for each reserve block.

The detailed information on reserves by block and reserves assigned to specific mines is included in the MMA Report. A summary of that information has been supplementally provided to the Staff.

• The specific criteria used to estimate reserves.

Refer to the MMA Report, Volume I, pgs. 7-8, “Reserve Criteria.”

• Site specific economic justification for the criteria you used to estimate reserves.

Refer to the MMA Report, Volume I, pgs. 7-8, “Reserve Criteria.”

• Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

These criteria, along with our historical operating performance, were used in the development of the Reserve Criteria table found on pages 7-8 of the MMA Report, Volume I.

• All third party reviews of your reserves that were developed within the last three years.

Our only review of our reserves developed in the last three years is the MMA Report.

• Any other information needed to establish legal, technical and economic feasibility.

None other than information referenced above.

H. Roger Schwall
September 22, 2004

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.  If there are any questions concerning the above request, please phone Mr. R. L. Baer, Mining Engineer at (202) 942-2965.

Any questions concerning our reserves should be addressed to Jeffrey A. (Jeff) Wilson, President of James River Coal Service Company, at (804) 783-6280.  All of the materials being supplementally provided to the Staff are being delivered to Mr. Baer directly.

68.

Supplementally provide all of your economic and technical evaluation criteria used for each of your coal reserves, including but not limited to:  dilution, maximum and minimum mining heights for each type of mining and reserve area, maximum depth, mining and wash plant recoveries by reserve areas, maximum stripping ratios, any lease required minimum stripping ratios, types of surface conditions or items that limit or preclude mining.  Supplementally describe or provide the basis you used to develop these criteria.

Response:

Refer to the MMA Report, Volume I, pgs. 7-8, “Reserve Criteria.”

69.	We note that Marshall Miller and Associates prepared a detailed study of your reserves as of March 31, 2004. Supplementally provide a complete copy of the entire study for all of your properties.

Response:

A copy of the complete, four-volume MMA Report has been provided supplementally to the Staff.

70.

We note that you reduced your reserve estimates from 285 to 207 million tons as a result of the Miller and Associates study.  If the information is not in the Miller study, supplementally provide a detailed discussion as to the reasons for the reserve reduction.

Response:

We have supplementally provided the requested information to the Staff.

H. Roger Schwall
September 22, 2004

71.	We note that you disclose on page 50 that approximately 82 percent of your reserve tons have representative samples and 18 percent have no site-specific samples. Supplementally detail:

• What is the distribution of reserve lands have no representative samples.
• The reasons for the lack of sample quality information
• An analysis of the variability of your coal quality across your reserve lands.
• Justification for including non-sampled coal in your reserves.

The James River reserve holdings are well explored and documented by exploration data.   In nearly all cases, the coal quality is well established based on adjacent reserve areas and areas of previous mining that are well defined by coal quality information.  The geographical area in which James River operates has a long and established history of mining including long-standing documentation of regional coal quality characteristics.

There is no simple distribution of reserve lands with no representative samples. Consequently, the geographical distribution of reserve lands that have no representative samples is almost negligible.

Summary tables of our reserve information can be found in the MMA Report, Volume I, under the “Summary Tables” tab for each subsidiary operating company.

72.	Supplementally provide a table showing annual production for each of your mines for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

Response:

A table of all production from our reserves for the last three (3) years has been provided supplementally to the Staff.

H. Roger Schwall
September 22, 2004

73.

Supplementally provide us with a table showing annual revenues, annual operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profits or losses for all mines for which you have designated “reserves” for any of the last three years.  Note that “total cash cost” is generally not the same as “annual operating costs” as defined above.  If sales were totally in-house, base revenues on an appropriate free market price.  Also provide any reconciliation studies you have developed between projected grade of ore mined and actual grade of ore mined for each mine.

Response:

A table of annual revenues, annual operating costs, and annual operating profits (losses), on a per ton basis, for each operating subsidiary has been provided supplementally to the Staff.

Due to the consistency of quality parameters between exploration data, including washability studies, and actual shipped qualities, reconciliation studies between projected qualities and actual qualities have not been conducted.

74.

Reserves must have legal, economic and technical feasibility at the time of reserve determination.  Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining.  Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves.  Please ensure that your reporting takes all legal, economic and technical factors into account.  For further details about our general concern, consult a general letter to coal operators found on our website at http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.  Please confirm that all legal, technical and economic factors have been taken into account in your designation of reserves.

Response:

We have reviewed the general letter to coal operators and can assure the Staff that our current reserve reporting is, and our future reserve reporting will be, consistent with this letter.

In addition, we have supplementally provided the Staff with a letter from Scott Keim, president of MMA, specifically indicating that the MMA Report was prepared in compliance with the referenced letter to coal operators.  Please also refer to Volume I, pgs. 7-8 of the MMA Report.

H. Roger Schwall
September 22, 2004

75.	Supplementally discuss if any of your coal is currently unmarketable because of its quality.

Response:

Currently, we consider all of our reserves marketable.

76.	Supplementally provide a discussion about:

• Whether all permits and other authorizations necessary to operate your mines are in place.

All our current operations are permitted, as required, with all necessary authorizations in place.

• Is there any evidence that any of your operating permits or authorizations cannot be routinely renewed?

There is no evidence that we cannot routinely renew operating permits or authorizations for our operations.

• Have any of your reported reserves been denied an operating permit?

No, none of our reported reserves have been denied an operating permit.

77.	Concerning all of your coal properties that have reserves included in your reserve statement, supplementally:

• For the leased properties, indicate the effective lengths of the leases, including renewals that are automatic, or for which there is a high level of certainty that renewals can be obtained.

Effectively, all of our leases are for the life of the reserves.  As part of our Chapter 11 reorganization, each lease was evaluated as to whether it would be assumed, rejected, or assumed, as modified.  Only those leases that were forecasted to be mined within the term of the lease were assumed.  If modifications were needed to allow for compliance with this requirement, the modifications were made at that time.

•

Provide an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and determine, if all designated reserves will be mined during tenure of your leases, according to your current plans.

H. Roger Schwall
September 22, 2004

          Please see response to the immediately preceding comment.

          The Staff is requested to direct any questions regarding this amendment and the responses made in this letter to the undersigned at (404) 815-6444 or to Neil Falis at (404) 815-6609.

          Thank you for your assistance and prompt attention to this matter.

Sincerely,

/s/ David A. Stockton

David A. Stockton

Cc: Peter T. Socha